EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on its Series 34 Preference Shares

BROOKFIELD, NEWS, March 04, 2024 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 34 (“Series 34 Shares”) (TSX: BN.PF.B) for the five years commencing April 1, 2024 and ending March 31, 2029.

If declared, the fixed quarterly dividends on the Series 34 Shares during the five years commencing April 1, 2024 will be paid at an annual rate of 6.145% ($0.3840625 per share per quarter).

Holders of Series 34 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 18, 2024, to convert all or part of their Series 34 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 35 (the “Series 35 Shares”), effective March 31, 2024. The quarterly floating rate dividends on the Series 35 Shares will be paid at an annual rate, calculated for each quarter, of 2.63% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2024 to June 30, 2024 dividend period for the Series 35 Shares will be 1.89754% (7.611% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.474385 per share, payable on June 30, 2024.

Holders of Series 34 Shares are not required to elect to convert all or any part of their Series 34 Shares into Series 35 Shares.

As provided in the share conditions of the Series 34 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 34 Shares outstanding after March 31, 2024, all remaining Series 34 Shares will be automatically converted into Series 35 Shares on a one-for-one basis effective March 31, 2024; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 35 Shares outstanding after March 31, 2024, no Series 34 Shares will be permitted to be converted into Series 35 Shares. There are currently 9,876,735 Series 34 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 35 Shares effective upon conversion. Listing of the Series 35 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield Corporation

Brookfield Corporation is a premier global wealth manager for institutions and individuals around the world. With one of the largest pools of discretionary capital globally, we invest in real assets that form the backbone of the global economy to deliver attractive risk-adjusted returns to our stakeholders. We do this three ways: directly with our $150 billion of capital, through Brookfield Asset Management, one of the leading global alternative asset managers with over $900 billion of assets under management, and through our Insurance Solutions business which today has $60 billion of assets. Over the long term, we are focused on delivering 15%+ annualized returns to our shareholders. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com